Exhibit 3.1
AMENDMENT TO THE
AMENDED AND RESTATED
BY-LAWS
OF
PHREESIA, INC.

(the “Corporation”)

Article VI, Section 8 of the Amended and Restated By-laws of the Corporation (the “By-laws”), is hereby amended and restated in its entirety as follows:
“SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States District Court for the Southern District of New York. Unless the Corporation consents in writing to the selection of an alternative forum, the Chancery Court shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or By-laws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate or these By-laws, or (v) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.”